

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 29, 2008

U.S. Mail

Mr. William R. Klesse, Chief Executive Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

   Re: **Valero Energy Corporation**
       Form 10-K
       Filed February 29, 2008
       File No. 1-13175

       Form 10-Q
       Filed May 9, 2008
       File No. 1-13175

       Definitive Proxy Statement on Schedule 14A
       Filed March 17, 2008
       File No. 1-13175

Dear Mr. Klesse:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2007

Valero's Operations, page 2

Feedstock Supply, page 8

1.   Explain in greater detail the term contracts by which you purchase approximately
        67% of your current crude oil feedstock requirements, including the average
        length and what percentage expires in each of the ensuing three years. Disclose
        what mechanism is used to determine pricing related to "market" and how market
        is defined in each case. If appropriate, describe in greater detail the largest and
        most material contracts in greater detail, naming the counterparties, or explain to
        us why that information would not be material to the reader. File as exhibits any
        material contracts upon which your business is materially dependent.

Off-Balance Sheet Arrangements, page 42

2.   Please revise to identify the "third-party financial institutions" to which you refer.

Exhibit 31.01

3.   We note that you provided the certifications required by Item 601(b)(31) of
        Regulation S-K as one exhibit. Please provide the required certifications as
        separate exhibits. This comment also applies to the Form 10-Q for the period
        ended March 31, 2008.

Form 10-Q for the period ended March 31, 2008

Controls and Procedures, page 42

4.   In future filings, rather than state that your management determined that your
        disclosure controls and procedures were "operating" effectively, disclose whether
        or not your management determined that your disclosure controls and procedures
        were effective. See Item 307(a) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A filed March 17, 2008</u>

<u>Compensation Discussion and Analysis, page 11</u>

<u>Selection of Comparator Group and Other Benchmarking Data, page 12</u>

5.   We note that the Towers Perrin Compensation Data Bank is composed of 800
        companies.   Please discuss why these companies, as a group, represent an
        adequate benchmark for the purposes of determining the salary of your named
        executive officers. In this regard, we note that some of these companies are not in
        your industry. Discuss whether any specific characteristics of these companies,
        such as size and market capitalization, justify their inclusion in the benchmark.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg.
        C. Moncada-Terry